Double Eagle Petroleum Company
P. O. Box 766 • Casper, WY 82602 • 1-307-237-9330 • Fax: 1-307-266-1823

FOR IMMEDIATE RELEASE
Date: October 24, 2007

Double Eagle Petroleum Reports Project Update

Casper, Wyoming — Double Eagle Petroleum Co. (NASDAQ: DBLE) reported today progress at the Atlantic Rim Project as well as at Huntington Valley, South Fillmore, South Waltman, and Pinedale.

At Atlantic Rim, Double Eagle has three rigs drilling in the Catalina Unit. Twenty wells have been drilled and cased. We are making good progress on the compressor station and the injection wells. Our intent now is to have all of the 33 new wells hooked up, with the successful ones producing before the end of the year. We anticipate that Double Eagle will have 73.84% working interest in these wells and also in the 14 existing producing wells in Cow Creek Field. Once the new wells establish sufficient production, the fourteen coal bed wells currently in the Cow Creek Unit will become part of the Catalina Unit. Although there is no certainty, but if these wells are successful, we will have 47 wells (34.7 net wells) producing at Cow Creek. The fourteen existing wells (14 net wells) generated 54% of Double Eagle’s revenue in 2006. Obviously, the more than 100% increase in the net producing wells should be significant to Double Eagle.

Concerning the injunction that has been filed in District Court in Washington, D. C. to stop our development of this play, the judge decided on October 18th that the parties involved will be allowed to submit additional briefs until October 29th and that a ruling is expected be made sometime thereafter.

Also within the Atlantic Rim, Anadarko expects to drill 69 additional wells in which Double Eagle will have approximately 8% working interest within the Sun Dog Unit. Drilling started in late September. We are aware of seven wells that have been drilled and cased by October 19.

In Nevada, V. F. Neuhaus has drilled the Straight Flush #17-1 well in Huntington Valley, Elko County, Nevada to a depth of 7,496 feet. Double Eagle had 97.327% working interest in this well and earned interest under six sections of land. No commercial deposits of oil and gas were identified and the well was plugged. We will give more detail on this important exploratory test in a future release.

At South Fillmore, the SJ Fee #11-9 well has been completed with perforations at a depth of 8,192 to 8,196 feet. Testing was completed with a flow rate of 1,635 mcf per day, 107 barrels of oil per day and no water. Double Eagle has a 50% working interest in this well before payout and 30% after payout. Gas sales are expected by December 1, 2007.

At South Waltman in the Wind River Basin, Double Eagle expects to begin drilling the Waltman 34-24 well by the middle of November. This well is a forty acre offset to the Chevron Waltman 96 well that has produced 498,443 mcf of natural gas during the period from January through August 2007. Double Eagle will be the operator and have 28.6417 % working interest. The well is scheduled to be drilled to a total depth of 9,200 feet and should take us about a month.

At Pinedale, Questar is currently drilling with three drilling rigs on lands in which Double Eagle has an interest. It is anticipated that in 2007, 34 wells (2.3 net wells to Double Eagle) will be drilled. Twenty wells have been drilled or are drilling as of October 23, 2007.

Additionally, the Company’s application to transfer its preferred shares’

listing from the NASDAQ Capital Market to the NASDAQ Global Select Market

has been approved effective October 19, 2007.  The trading symbol for Double

Eagle preferred shares will continue to be DBLEP.

Stephen H. Hollis, CEO of Double Eagle, commented: “Our staff is working overtime. The program in the Atlantic Rim together with our other programs is expected to increase our production volume significantly this year. I am looking forward to getting our new wells on line by the end of the year when the new Rocky Mountain Express pipeline is expected to get open to the mid continent. Pricing for natural gas is expected to increase significantly when this pipeline opens. We are hoping that our timing will be just right.”

About Double Eagle

Founded in 1972, Double Eagle Petroleum Co. explores for, develops, and sells natural gas and crude oil, with natural gas constituting more than 95% of its production and reserves. The Company’s current development activities are in its Atlantic Rim coal bed methane play and in the Pinedale Anticline in Wyoming. Its current exploration activities involve projects in southwestern Wyoming, Nevada and other Rocky Mountain states.

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This release contains forward-looking statements regarding Double Eagle’s future plans and expected performance based on assumptions the Company believes to be reasonable.  A number of risks and uncertainties could cause actual results to differ materially from these statements, including, without limitation, the success rate of exploration efforts and the timeliness of development activities, fluctuations in oil and gas prices, and other risk factors described from time to time in the Company’s reports filed with the SEC.  In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond the Company’s control.  Double Eagle undertakes no obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

John Campbell Steve Hollis, President

(303) 794-8445 (307) 237-9330